FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[    ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [    ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008	FORBES MEDI-TECH INC. “Charles A. Butt”_______________ Charles A. Butt President & CEO

Q1-2008

First Quarter Report

March 31, 2008

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	March 31 2008	December 31 2007
ASSETS
Current Assets
Cash and cash equivalents	$3,203	$5,234
Accounts receivable	1,215	1,277
Inventories	5,262	5,317
Prepaid expenses and deposits	399	224
	10,079	12,052

Long-term Assets
Capital assets	361	387
Intangible and other assets	504	512
	$10,944	$12,951

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,921	$2,325
Current portion tenure allowance payable	65	54
	1,986	2,379
Long-term liabilities
Tenure allowance	957	940
	2,943	3,319

Shareholders’ equity
Share capital (Notes 3 and 6(b))	$2,567	$101,027
Contributed surplus (Note 6(c))	9,900	9,875
Deficit (Note 3)	(4,466)	(101,270)
	8,001	9,632
	$10,944	$12,951

See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board:

“Nitin Kaushal”	“Don Buxton”
Director – Nitin Kaushal	Director – Don Buxton

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(Expressed in thousands of Canadian dollars except share and per share values)

(unaudited)

	Three months ended
	March 31	March 31
	2008	2007

REVENUES
Sales	$2,030	$1,907
Licensing	―	29
Phytosterol revenues	2,030	1,936

Interest and other	50	176
	2,080	2,112

EXPENSES
Cost of sales	1,576	1,601
General and administrative	1,297	1,238
Research and development	709	1,152
Marketing, sales and product development	358	358
Loss/(gain) on foreign exchange	(247)	93
Depreciation and amortization	36	52
	3,729	4,494
Net loss and comprehensive loss for the period before taxes	$(1,649)	$(2,382)

Income tax (expense)/recovery	(7)	40
Net loss and comprehensive loss for the period	$(1,656)	$(2,342)

Deficit, beginning of period	(101,270)	(89,587)
Reduction of deficit and stated share capital (Note 3)	98,460	―
Deficit, end of period	$(4,466)	$(91,929)
Weighted average number of common shares outstanding (‘000’s)	4,801	4,800
Basic and diluted loss per share	$(0.34)	$(0.49)

       See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended
	March 31	March 31
	2008	2007
OPERATIONS
Net loss for the period	$(1,656)	$(2,342)
Adjustments for:
Depreciation and amortization	36	52
Amortization of deferred license revenues	―	(29)
Stock-based compensation expense	25	110
	(1,595)	(2,209)
Net change in non-cash operating items (Note 10)	(471)	(2,144)
Net cash used in operations	(2,066)	(4,353)

INVESTMENTS
Acquisition of fixed assets	(2)	(23)
Proceeds from other assets	37	34
	35	11

FINANCINGS
	―	―
Net decrease in cash and cash equivalent	(2,031)	(4,342)
Cash and cash equivalents, beginning of period	5,234	15,287
Cash and cash equivalents, end of period	$3,203	$10,945

	Three months ended
	March 31	March 31
	2008	2007
Supplementary cash flow information:
Interest paid	$0	$1

      See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

1)

BASIS OF PRESENTATION AND GOING CONCERN:

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented for the year ended December 31, 2007 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive loss and consolidated cash flows at March 31, 2008, and for all periods presented, have been made. The results of operations for the three months ended March 31, 2008, are not necessarily indicative of the results for the full year ending December 31, 2008.

These unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

Plan of Arrangement

On February 14, 2008 at a Special General Meeting, the Company’s securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of a corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement").  On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.".

These consolidated financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in Old Forbes. These consolidated financial statements reflect the pre-reorganization historical results of Old Forbes with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable; which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

1)

BASIS OF PRESENTATION AND GOING CONCERN (continued):

Basis of consolidation

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

2)

SIGNIFICANT ACCOUNTING POLICIES:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2007, except for the following changes in accounting policies:

(a) Changes in accounting policy:

Effective on January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

i)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 6.

ii)

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  This accounting standard was applied retrospectively; however, there was no material impact on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 4.

iii)

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 7. Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

3)

REDUCTION OF STATED SHARE CAPITAL AND ACCUMULATED DEFICIT:

As a condition of implementing the Arrangement, Old Forbes reduced its stated Share Capital and Accumulated Deficit by the amount of $98,460 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated Share Capital (as amended).

4)

INVENTORIES:

	March 31	Dec 31
	2008	2007

Raw materials	$3,404	$1,949
Finished goods	2,501	3,818
	$5,905	$5,767
Valuation allowances	(643)	(450)

	$5,262	$5,317

During the three months ended March 31, 2008, changes in raw materials and finished goods recognized as cost of sales amounted to $1,649 (March 31, 2007, - $1,461).  During the three months ended March 31, 2008, valuation allowances to write down inventories to net realizable value amounted to $nil (March 31, 2007, - $140).  During the three months ended March 31, 2008 the reversal of valuation allowances on inventories amounted to $nil (March 31, 2007 - $nil). Write-downs and reversals are included in cost of sales.

5)

JOINT VENTURE:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Forbes-Fayrefield has arranged a € 300,000 line of credit to support the operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets, statement of operations and cash flow reflecting the Company’s proportionate interests in the operations of Forbes-Fayrefield:

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

5)

JOINT VENTURE (continued):

	March 31 2008	Dec 31 2007

Assets
Current assets	$346	$261
Office equipment	5	6
	$351	$267
Liabilities
Accounts payable, overdraft and accrued liabilities	$213	$150

Equity	$138	$117

Earnings	Three months ended
	March 31 2008	March 31 2007

Revenue	$259	$355
Cost of sales	238	318
Expenses	16	18
Loss/(gain) on foreign exchange	(17)	4

Net earnings	$22	$15

Cash Flow	Three months ended
	March 31 2008	March 31 2007

Operating activities	$38	$(3)
Financing activities	―	―
Investing activities	―	―

Increase / (decrease) in cash flow	$38	$(3)

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

6)

SHARE CAPITAL:

As explained in note 1,  descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable and the basic and diluted loss per share amounts have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and unlimited number of preferred shares with no par value.

(b)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2007	4,801,491	$101,027	$8,002

Reduction of stated share capital (Note 3)	―	(98,460)

Employee stock-based compensation expense	―	―	25

Balance, March 31, 2008	4,801,491	$2,567	$8,027

(c)

Contributed surplus comprises:

	March 31 2008	December 31 2007

Surplus relating to stock compensation, warrants and options associated with common shares (Note 6 (b))	$8,027	$8,002
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,873	1,873
Total contributed surplus	$9,900	$9,875

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

6)

SHARE CAPITAL (continued):

(d)

 Stock options and stock option plan:

Under the 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At March 31, 2008, the Company could grant options for up to 480,149 common shares.

The aggregate intrinsic values of all vested stock options outstanding at March 31, 2008 was $nil.  The total fair value of stock options that vested during the three months ended March 31, 2008 was $50.  The weighted average grant-date “fair values” of stock options granted during the three months ended March 31, 2008 was $nil.  The total intrinsic values of the stock options exercised during the three months ended March 31, 2008 was $nil.  No options were exercised in the three months ended March 31, 2008.

Stock options outstanding as at March 31, 2008:

	Options outstanding			Options exercisable
Range of Exercise prices	Number outstanding at March 31, 2008	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at March 31, 2008	Weighted average exercise price

$4.24 - $7.68	10,962	4.01	$6.49	8,538	$6.68
$8.00	343,534	3.97	$8.00	311,533	$8.00

	354,496	3.97	$7.95	320,071	$7.96

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

6)

SHARE CAPITAL (continued):

(d)

Stock options and stock option plan:

A summary of the non-vested stock options as at and changes for the three months ended March 31, 2008 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding,
beginning of year	367,686	$7.93	4.18		50,349	$3.28
Forfeited	(13,190)	7.23	2.83		(1,285)	3.39
Vested					(14,640)	3.41
Outstanding at
March 31, 2008	354,496	$7.95	3.97	$Nil	34,425	$0.39

Options exercisable	320,071	$7.96	3.98	$Nil	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on March 31, 2008 of $0.95 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

As at March 31, 2008, 320,071 options are exercisable at a weighted average exercise price of $7.96 per share.  The stock options expire at various dates from March 31, 2012 to October 31, 2012.

(e)

Share purchase warrants:

As part of the November 2005 Private Placement, 227,265 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$16.48, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 31,818 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 227,265 warrants and 31,818 brokers’ warrants remain outstanding as at March 31, 2008 and expire on October 26, 2010. No warrants were exercised in the three-month period ended March 31, 2008.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

6)

SHARE CAPITAL (continued):

(f)

Stock based compensation:

Stock-based compensation for the three month periods ended March 31, 2008 and 2007 is summarized below:

	Three months ended
	March 31 2008	March 31 2007
Employee stock-based compensation expense	$25	$108
Non-employee stock-based compensation expense	―	2
	$25	$110

For the three month periods ended March 31, 2008 and 2007, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended
	March 31 2008	March 31 2007
Research and development	$9	$56
General and administrative	11	40
Marketing, sales and product development	5	14
	$25	$110

At March 31, 2008 there is a balance of $ 81 of unamortized stock based compensation expense, which will be recognized in future periods as the related options vest.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

6)

SHARE CAPITAL (CONTINUED):

(f)

Stock based compensation (continued):

	Three months ended
	March 31 2008	March 31 2007
Expected dividend yield	n/a	0%
Expected volatility	n/a	81%
Risk-free interest rate	n/a	4.0%
Expected lives	n/a	2 years

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended
	March 31 2008	March 31 2007
Expected dividend yield	n/a	0%
Expected volatility	n/a	89%
Risk-free interest rate	n/a	4.1%
Expected lives	n/a	4 years

7)

CAPITAL RISK MANAGEMENT:

The Company's objectives when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprising of issued common shares, contributed surplus, warrants and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its research activities, to pursue its Nutraceutical commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt, equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2008.

As at March 31, 2008 total managed capital shareholders’ equity was $8,001.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

8)

FINANCIAL RISK MANAGEMENT:

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk, credit risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. This department identifies and evaluates financial risks in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

 (a) Market risk:

(i) Currency risk:

The Company operates internationally and is exposed to foreign exchange risk from various currencies, primarily U.S. dollars. Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies. The Company's main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support U.S. forecasted cash flows. To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.

Balances in foreign currencies at March 31, 2008 are as follows:

	US Dollars (‘000)	Euros (‘000)	British Pounds (‘000)
Cash and cash equivalents	$2,756	€76	£38
Accounts receivable	33	419	132
Accounts payable and accrued liabilities	(698)	(11)	(104)

	$2,091	€484	£66

The Company’s measurement currency is Canadian dollars however, certain of the Company’s revenues and expenses are denominated in US dollars, the European Union Euro (“Euros”), and the Great Britain Pound (“GBP”).  Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates.  During the quarter ended March 31, 2008 approximately 50% of the Company’s sales were made in US dollars and approximately 51% of expenses were incurred in US dollars.  With all other variables held constant, a one percentage point increase in the value of the US dollar relative to the Canadian dollar would have increased net loss by approximately $9 for the three months ended March 31, 2008.  During the quarter ended March 31, 2008 approximately 38% of the Company’s sales were made in Euros and an insignificant amount of expenses were incurred in Euros.  With all other variables held constant, a one percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased the net loss by approximately $5 for the three months ended March 31, 2008.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

8)

 FINANCIAL RISK MANAGEMENT (continued):

 (a) Market risk:

(i) Currency risk: (continued)

During the quarter ended March 31, 2008 approximately 12% of the Company’s sales were made in GBP and approximately 7% of expenses were incurred in GBP.  With all other variables held constant, a one percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased net loss  by an insignificant amount for the three months ended March 31, 2008.

At March 31, 2008, the Company has US dollar denominated accounts payable which are partially offset by US dollar accounts receivable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss.  With all other variables held constant, a one percentage point increase in the value of the US dollar relative to the Canadian dollar would have increased the net loss by approximately $7 at March 31, 2008.

At March 31, 2008, the Company has Euro denominated accounts receivable which is partially offset by Euro denominated accounts payable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss.  With all other variables held constant, a one percentage point increase in the value of the Euro relative to the Canadian dollar would have decreased the net loss by approximately $4 at March 31, 2008.

At March 31, 2008, the Company has GBP denominated accounts receivable which is partially offset by GBP denominated accounts payable.  Foreign exchange gains and losses arising from the revaluation of these balances are included in the net loss.  With all other variables held constant, a one percentage point increase in the value of the GBP relative to the Canadian dollar would have decreased the net loss by an insignificant amount at March 31, 2008.

Fluctuations in the US dollar exchange rate could have a potentially significant impact on the Company's results from operations. However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

 (ii) Interest rate risk:

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include bank accounts that earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company's policy limits the investing of excess funds to interest earning bank accounts, liquid government Treasury Bills or Bankers Acceptance. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held. A 1% increase in the Government of Canada’s long-term bond rate would decrease the tenure allowance liability by $100.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

8)

FINANCIAL RISK MANAGEMENT (continued):

(b) Credit risk:

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The maximum exposure to credit risk of the Company at period end is the carrying value of its cash and cash equivalents and accounts receivable. The Company manages credit risk by maintaining bank accounts with Schedule I banks. Cash and cash equivalents of $3,203 (December 31, 2007 - $5,234) are held with a Canadian chartered bank, an affiliated US bank and a UK bank. The Company's cash is not subject to any external restrictions.

The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

March 31, 2008

Trade accounts receivable	$982
Other receivables	233

Total accounts receivable	$1,215

Current	$571
Past due for less than:
30 days	346
60 days	8
90 days	5
Past due for 90 days or greater	52

Total trade accounts receivable, net	$982

Other accounts receivable include amounts for use tax receivable and the current portion of a note receivable and the Company believes that the risk of collection of such receivables is low because government agencies carry low credit risk and personal guarantees are in place for the note receivable.

 (c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

8)

FINANCIAL RISK MANAGEMENT (continued):

(c) Liquidity risk (continued):

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at March 31, 2008:

	Less than 3 months		3 - 6 months		6-12 months		Greater than 1 year

Accounts payable and accrued liabilities	$1,921	$	―	$	―	$	―

9)

SEGMENTED DISCLOSURES:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the three months ended March 31, 2008, substantially all of the Company’s revenue was generated from three customers.

10)

NET CHANGE IN NON-CASH OPERATING ITEMS:

	Three months ended
	March 31 2008	March 31 2007

Accounts receivable	$62	$(236)
Inventories	55	(105)
Prepaid expenses and deposits	(175)	(231)
Accounts payable and accrued liabilities	(404)	(1,539)
(Decrease) in Tenure allowance	(7)	(33)
Other	(2)	―
	$(471)	$(2,144)

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Expressed in thousands of Canadian dollars except per share values)

 (unaudited)

11)

SUBSEQUENT EVENTS:

Non Dilutive financing

As originally announced on March 20, 2008, the Company entered into an agreement with a private investor (the "Investor") to reorganize a subsidiary company, Forbes Medi-Tech Operations Inc. (“Old Forbes"). As announced on May 12, 2008, the agreement was completed when the Investor made an investment of $2,960 into a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture will be transferred to Forbes Medi-Tech Inc, the parent Company, which will continue to carry on the business previously carried on by Old Forbes. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the transaction. The Company and the Investor will continue to source and pursue opportunities to maximize the value of their respective interests in Old Forbes. Additionally, subject to certain conditions, the Investor has agreed that the Company will receive a minimum of $800 from these other opportunities within one year of closing of the transaction.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1-2008

First Quarter ended March 31, 2008

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited interim consolidated financial statements for the first quarter ended March 31, 2008 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the three months ended March 31, 2008 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2007 filed on SEDAR at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2007, except for the accounting policy changes effective on January 1, 2008, as disclosed in note 2(a) to the unaudited consolidated interim financial statements for the three months ended March 31, 2008.  The unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

Forward-Looking Statements and Information

This Management’s Discussion and Analysis contains certain forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such statements and information are based on current assumptions and expectations of our management and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed herein.  These forward-looking statements and information, and certain assumptions, risk factors and uncertainties related to them, are further discussed below under the heading “Forward Looking Statements, Forward Looking Information and Risk Factors That May Affect Future Results” as well as in the Company’s latest Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The Company undertakes no obligation, other than as required by law, to revise any forward-looking statements or information in light of future events.

OVERVIEW

FORBES MEDI-TECH INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription.  We currently own a portfolio of discovery and development stage pharmaceutical compounds, while in the nutraceutical area, our lead product is Reducol™, our cholesterol-lowering food and dietary supplement ingredient.  Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome and Inflammatory Lung Disease.  Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it.

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PHARMACEUTICALS

Our pharmaceutical objectives have been focused on developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease. We are continuing to pursue the out-licensing of FM-VP4, our novel cholesterol-lowering drug candidate.

The FM-TP Series of Compounds

The FM-TP Series of Compounds are intended to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases.

Our FM-TP Series of Compounds are in the early stages of preclinical development, with our recent focus being on the identification of lead product candidates from the FM-TP3000 and FM-TP2000 Series targeting asthma and diabetes.

Metabolic Syndrome

Metabolic Syndrome, also sometimes referred to as insulin resistance syndrome or syndrome-X, is a grouping of associated conditions that correlate with a person’s increased risk for both cardiovascular disease and diabetes.  According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (“Adult Treatment Panel III” or “ATP III”) (National Institutes of Health Publication No. 01-3670, May, 2001), the factors characteristic of Metabolic Syndrome are:

•

abdominal obesity,

•

atherogenic dyslipidemia (elevated triglyceride, small LDL particles, low HDL cholesterol),

•

raised blood pressure,

•

insulin resistance (with or without glucose intolerance), and

•

prothrombotic and proinflammatory states.

Thus it can be seen that this syndrome can be associated with the development of atherosclerosis, hypertension, type 2 diabetes and increased risk of heart attack.

The American Heart Association currently reports that Metabolic Syndrome has become common in the United States, with over 50 million Americans estimated to have it (www.americanheart.org).

The FM-TP2000, 4000 and 5000 series of compounds target Metabolic Syndrome.

Inflammatory Lung Disease

Asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH) are all inflammatory lung diseases.  While not specifically targeted initially, our work with respect to Metabolic Syndrome includes the development of a receptor agonist that may also have application as a therapeutic for one or more inflammatory lung diseases. Compounds under research in this area are the FM-TP 3000 series.

FM-VP4– We are continuing to pursue the potential out-licensing of FM-VP4 following our announcement of top line results from our US Phase II clinical trial on December 4, 2006.  While the results of this trial did not support a blockbuster market potential for FM-VP4 as we had hoped, we are pursuing an out-licensing strategy based on FM-VP4’s clinically significant results, dose response (5% LDL-cholesterol decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses), excellent safety profile and what we believe are existing market opportunities for alternative therapies for cholesterol reduction.

To date we have had discussions with a number of potential licensees but have yet to conclude a transaction.  We are continuing our efforts to secure an out-licensing partner, however there can be no assurance that a license of FM-VP4 will be achieved, or if achieved, that it will generate significant revenue.

NUTRACEUTICALS

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

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Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol. LDL cholesterol is generally recognized as a significant risk factor for cardiovascular disease.

Reducol™ is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.

In Europe, Reducol™ can now be found in yogurt, yogurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk and dietary supplements.  To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.

In June 2006 we entered into a joint venture with Fayrefield Foods Ltd. of Crewe, U.K. (“Fayrefield”) to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe, by jointly establishing Forbes-Fayrefield, a U.K. company.   We own 51% of the outstanding shares of Forbes-Fayrefield, and Fayrefield owns the remaining 49%, however the Board of Directors of Forbes-Fayrefield consists, and under the agreement it will continue to consist, of an equal number of nominees of Forbes and of Fayrefield.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

We are also currently focusing on Reducol™ product formulations to assist manufacturers with potential launches of cholesterol-lowering products.

RE-STRUCTURING AND WORKING CAPITAL

With regular planned expenditures, anticipated revenue to be generated by our nutraceutical product sales, and assuming no unanticipated expenses, we consider that our working capital will be sufficient to finance operations into the fourth quarter of 2008.   Management is continuing to review operations with a goal of further extending our working capital.  In that regard, a detailed examination of ongoing funding requirements for our pharmaceutical and nutraceutical operations is underway.

2008 SIGNIFICANT EVENTS AND OUTLOOK

In March 2008, we announced that Fiave of Italy, one of that country’s premium dairy producers, had launched a yogurt drink containing Reducol™. The launch marked the first brand name product launch in Europe featuring Reducol™.

In April 2008, we announced the extension of our supply and licensing contract with Pharmavite LLC until mid 2009 for the continued sale of Reducol™.

In May 2008 we announced the completion of the Non Dilutive Financing transaction (see description of transaction below)

Plan of Arrangement

On February 14, 2008 at a Special General Meeting, the securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, such as the proposed  Non-Dilutive Financing (see “Non-Dilutive Financing” below), and to achieve Nasdaq’s Minimum Bid Price Requirement (see “Nasdaq Listing” below).

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On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. The exercise price for each common share of New Forbes became eight times the exercise price for one existing common share of New Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of 0813361 B.C. Ltd. that could be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there were approximately 4,801,491 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of Forbes Medi-Tech Inc. at a price of US $16.48 per share and options to purchase a total of 354,496 common shares of Forbes Medi-Tech Inc. at prices between $4.24 and $8.00 per share.

Reduction of Stated Capital and Accumulated Deficit

As a condition of implementing the Arrangement, Old Forbes reduced its stated capital and accumulated deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was  greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Old Forbes’ stated capital was $2,567,000.

Nasdaq Listing

On January 22, 2008 we received a Nasdaq Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The Nasdaq Capital Market. We requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination, which has now been held.  Based on the Panel’s approval to grant our request for a conditional listing, or an “exception”, we have until May 27, 2008 to regain compliance with Nasdaq’s Minimum Bid Price Requirement.  The Board of Directors has not made a final determination whether, in the event that compliance with the minimum bid price requirement cannot be demonstrated by May 27, 2008, it would be in the best interests of the Company to implement a share consolidation and further reduce its liquidity, or be de-listed from The Nasdaq Capital Market.  In order for the Board of Directors to be able to make this determination, the shareholders will be asked, at the Annual General & Special Meeting to be held May 21, 2008, to pass a special resolution authorizing the Board of Directors, at its discretion, to consolidate the issued and outstanding common shares based on a ratio determined advisable by the Board of Directors provided that such ratio not be more than two pre-consolidation shares for every one post-consolidation share (the “Consolidation”).  If the Consolidation is implemented by May 27, 2008, then we will have until June 12, 2008 to demonstrate compliance with the Minimum Bid Price Requirement.

Compliance with the Minimum Bid Price Requirement is normally demonstrated if the closing bid price for our common shares on Nasdaq is not less than U.S. $1.00 for ten consecutive trading days.   Depending upon the particular facts and circumstances, the Panel may, in its discretion, require that we evidence a bid price of at least $1.00 per share for a period in excess of ten consecutive trading days before determining that we have complied with the terms of the exception and demonstrated the ability to maintain long-term compliance with the Minimum Bid Price Requirement.  Failure to demonstrate compliance with the Minimum Bid Price Requirement within the appropriate time allowed will result in our shares being de-listed from Nasdaq.

5

Non-Dilutive Financing

On March 20, 2008, we announced, that as part of our continuing reorganization plan, we entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes (Forbes Medi-Tech Operations Inc., or “FMTO"). As announced on May 12, 2008, the transaction was completed when the Investor made an investment of $3 million in a convertible debenture of FMTO. All of the assets, liabilities and operations of FMTO, including the proceeds from the issue of the convertible debenture, are to be transferred to Forbes, which will continue to carry on the business previously carried on by FMTO. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of FMTO, representing 79% of the issued and outstanding common shares of FMTO at the time of completion of the transaction. Forbes and the Investor will source and pursue other opportunities to maximize the value of their respective interests in FMTO. Additionally, subject to certain conditions, the Investor has agreed that Forbes will receive a minimum of $800,000 from these other opportunities within one year of the closing of the transaction.

The transaction will not result in any change to our share ownership, our listing on the NASDAQ or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers. From an operational perspective, there will be no changes. With effect on the closing date, Forbes acquired from FMTO, all rights to our intellectual property and will continue to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol ™.

REVENUE OUTLOOK

We are forecasting growth in Reducol™ sales and other value added products for 2008 with anticipated sales of $9.75 to $10.5 million, compared to the our reported 2007 revenue of $8.90 million. This revenue guidance is primarily based on the contracted and forecasted tonnage of Reducol™ and other value added products for sale into the functional food and dietary supplement markets.

We have consistently issued revenue guidance in the past in an effort to provide our shareholders with an updated revenue outlook in a timely manner. We caution readers that our revenue guidance is not to be relied upon for any other purpose. The 2008 revenue guidance includes assumptions that the contracted and forecasted amounts will be ordered and shipped as anticipated.

6

BASIS OF PRESENTATION

Our consolidated interim financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Medi-Tech Operations Inc. (“FMTO"), Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interest in Forbes-Fayrefield.  We account for our interest in Forbes-Fayrefield using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

Our consolidated interim financial statements give effect to the reorganization under the Arrangement as a reorganization under common control and a continuity of interests in FMTO. Our consolidated interim financial statements reflect the pre-reorganization historical results of FMTO with the exception of basic and diluted loss per share amounts, descriptions and amounts of all common stock, stock options and warrants and their corresponding exercise prices where applicable, which have been recast, on a retroactive basis, to reflect the one for eight common share exchange effected by the Arrangement.

Summary: (‘000’s Cdn$ except per share values and number of shares) (unaudited)	3 month period ended March 31, 2008	3 month period ended March 31, 2007

Revenues	$2,080	$2,112
Expenses	(3,729)	(4,494)
Loss from operations	$(1,649)	$(2,382)
Net loss for the period before taxes	$(1,649)	$(2,382)

Income taxes (expense)/recovery	(7)	40
Net loss for the period	$(1,656)	$(2,342)

Weighted average number of shares	4,801	4,800

Net loss per share Basic and diluted	$(0.34)	$(0.49)

To date, we have focused on the research, development and commercialization of our phytosterol-based businesses, the FM VP series of cholesterol lowering drugs, and more recently, the FM-TP series of compounds and have incurred annual operating losses since our inception.  Net loss for the period ended March 31, 2008 totaled $1.66 million.  As we continue to develop the FM-TP Series of Compounds, and to further widen the distribution of our nutraceutical products, we expect to continue to report future operating losses.

Revenues

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2008	3 month period ended March 31, 2007

Sales-phytosterol products	$1,771	$1,552
Sales-finished goods	259	355
Licensing	–	29
Phytosterol revenues	2,030	1,936
Interest and other	50	176
Total revenues	$2,080	$2,112

Total revenues, including interest income, for the quarter ended March 31, 2008 were $2.08 million compared with $2.11 million for the quarter ended March 31, 2007, a decrease of 1%.

7

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded sterol esters), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the quarter ended March 31, 2008 totaled $2.03 million compared with $1.94 million for the quarter ended March 31, 2007, an increase of 5%.  This increase was mainly due to a 14 % increase in sales of Reducol™ and other non branded sterol esters by Forbes offset by a decrease in sales reported by Forbes-Fayrefield. Licensing revenues are no longer recorded as the amortization of the previously received license fee received was fully amortized as at June 30, 2007.

Total expenses for continuing operations, for the three months ended March 31, 2008 were $3.73 million ($4.49 million – three months ended March 31, 2007).

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended March 31, 2008	3 month period ended March 31, 2007

Cost of sales	$1,576	$1,601
General & administrative	1,297	1,238
Research & development	709	1,152
Marketing, sales & product development	358	358
(Gain) / loss on Foreign exchange	(247)	93
Depreciation & amortization	36	52

Total expenses	$3,729	$4,494

Cost of sales (“Cost of Sales”) Cost of Sales for the quarter ended March 31, 2008 totaled $1.58 million on phytosterol revenues of $2.03 million, or 78% of phytosterol revenues, for the quarter ended March 31, 2007 - $1.60 million on phytosterol revenues of $1.91 million or 84% of phytosterol revenues. In the quarter ended March 31, 2008, we recognized $0.19 million (March 31, 2007 - $0.14 million) of inventory valuation allowances on excess inventories and reversed $0.27 million (March 31, 2007 - $nil) relating to allowances for losses on future year purchase commitments, which are included in Cost of Sales.  Prior to the impact of these allowances, in the quarter ended March 31, 2008, Cost of Sales as a percentage of phytosterol revenues was 82% compared to 76% for the quarter ended March 31, 2007.  Continued market price pressure has not enabled us to increase our sales prices to achieve higher margins. After taking into account the impact of the write down and reversals on the Cost of Sales, the Cost of Sales as a percentage of phytosterol revenue improved slightly in the quarter ended March 31, 2008 compared with the quarter ended March 31, 2007, however  without the impact of the write-downs and the reversal of the write-downs, selling high cost product and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield have contributed to higher Cost of Sales as a percentage of phytosterol revenues in the quarter ended March 31, 2008 compared with the quarter ended March 31, 2007  We are diligently working on alternative ways to decrease our Cost of Sales and improve our margins.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below).  We are working on improving our overall margins.

We regularly review inventory quantities on hand and values based primarily on our historical sales and expectations for future use. To the extent we have excess inventory or determine that we may not be able to realize the value of the inventory, we recognize a write-down for such excess inventories based on the expected realizable value of inventory. We will also recognize the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Excess inventory remains saleable.  Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories or reversals could be materially different.

Having entered into a long-term supply agreement at the time of our disposition of Phyto-Source, for the supply of Reducol™ and other wood sterols, we also review contracted purchase commitments on a regular basis and record any necessary provision for losses on future year purchase commitments based primarily on our historical sales and expectations for future use.

General and administrative expenditures (“G&A”) totaled $1.30 million for the quarter ended March 31, 2008 vs. $1.24 million for the first quarter 2007. The increase in the quarter ended March 31, 2008 compared to the quarter ended March 31, 2007 is mainly attributable to an increase in professional fees associated with the Special General Meeting. Allocation of stock based compensation to G&A was $0.01 million in the quarter ended March 31, 2008 (March 31, 2007 - $0.04 million).

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Related party transactions included in G&A professional services for the quarter ended March 31, 2008 were costs for legal services of $0.03 million, made to Cawkell Brodie Glaister, LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (March 31, 2007 - $0.05 million). These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Research & development (“R&D”) expenses for the quarter ended March 31, 2008 totaled $0.71 million compared with $1.15 million for the same period in 2007.  R&D expenditures in the first quarter of 2008 were primarily spent on the FM-TP series of compounds.

For the quarter ended March 31, 2008, $0.43 million (March 31, 2007 - $0.07) of R&D costs were incurred on the FM-TP Series of Compounds and $nil (March 31, 2007 - $0.65 million) of R&D costs were incurred on the FM-VP4 and related projects. Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.08 million in the quarter ended March 31, 2008 (March 31, 2007 - $0.17 million). Patent and regulatory related costs were $0.19 million in the quarter ended March 31, 2008 (March 31, 2007 - $0.21 million). Allocation of stock based compensation to R&D was $0.01 million in the quarter ended March 31, 2008 (March 31, 2007 - $0.06 million).

Marketing, sales & product development (“Marketing”) totaled $0.36 million for the first quarter of 2008 compared with $0.36 million in the same period last year.  Allocation of stock based compensation to Marketing was $0.01 million in the quarter ended March 31, 2008 (March 31, 2007 - $0.01 million).

Foreign exchange gains/losses totaled $0.25 million of exchange gains for the quarter ended March 31, 2008 compared with $0.09 million of exchange losses in quarter ended March 31, 2007.  Of the foreign exchange gains for the quarter ended March 31, 2008, $0.28 million of exchange gains (March 31, 2007 -$0.21 million exchange gains) is attributable to unrealized foreign exchange and $0.03 million relates to realized exchange losses (March 31, 2007 $0.30 million exchange losses).

The unrealized foreign exchange gains/losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation expense totaled $0.03 million for the first quarter of 2008 compared with $0.11 million in the same period last year.  Of the $0.03 million of stock-based compensation expense, $0.03 million relates to employee and insignificant amount to non-employee option grants, compared to $0.11 million relating to employee and an insignificant amount to non-employee option grants in the first quarter 2007.  For the three months period ended March 31, 2008 this compensation expense was allocated to R&D expenses of $0.01 million (March 31, 2007-$0.06 million), G&A expenses of $0.01 million (March 31, 2007-$0.04 million), and Marketing expenses of $0.01 million (March 31, 2007-$0.01 million) on the same basis as for the allocations of cash compensation.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 300,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 4.00%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at March 31, 2008, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

The company does not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES:

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

As at March 31, 2008, our net cash and cash equivalents were $3.20 million compared with $5.23 million as at December 31, 2007.  Our working capital at March 31, 2008 was $8.09 million compared with $9.67 million at December 31, 2007.  The decrease in cash and working capital in the quarter was mainly attributable to funding the loss from operations.

During the three months ended March 31, 2008, we used $2.07 million of cash for continuing operations compared with $4.35 million of cash used in the quarter ended March 31, 2007.  Net changes in non-cash operating items used cash of $0.47 million in the quarter ended March 31, 2008 compared with a $2.14 million change in non-cash operating items in the quarter ended March 31, 2007.

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Net cash used in continuing operations for the quarter ended March 31, 2008 was primarily a result of the net loss for the period adjusted for non-cash operating expenses and decreases in accounts payables. Net cash used in continuing operations for the quarter ended March 31, 2007 was primarily a result of the net loss for the period adjusted for non-cash operating expenses and decreases in accounts payable.

Investing activities in the quarter ended March 31, 2008 realized $0.04 million and $0.01 million in 2007, attributable to the receipt of cash from the note receivable less the purchase of fixed assets.

Financing activities for the quarters ended March 31, 2008 and 2007 were insignificant.

After taking into account our regular planned expenditures, our anticipated revenue, and assuming no unanticipated expenses, we consider that our capital resources will be sufficient to finance operations into the fourth quarter of 2008.  Management is continuing to review operations with a goal of further extending our working capital.  In that regard, a detailed examination of ongoing funding requirements for our pharmaceutical and nutraceutical operations is underway.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity).  At the present time we consider that it will be necessary, in addition to the Non-Dilutive Financing, to conclude one or more debt or equity financings to continue to fund operations.  The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all. We are continuing to review operations with a goal of further extending our working capital, to provide additional time in which to achieve additional financing.  The failure to obtain additional financing on a timely basis (i) may result in our having to reduce or delay, or further reduce or delay, one or more of our planned research, development and marketing programs and to reduce related overhead, any of which could impair our current and future value, and (ii) may have a material adverse effect on our ability to continue.

An equity financing at current market prices is anticipated to cause substantial dilution to our existing shareholders.  While we are continuing to explore the out-licensing of FM-VP4 and potential M&A transactions, we do not expect that the achievement of any of these would replace the need for financing in the near term.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Canadian dollar. Consequently, movements in the foreign currencies in which we transact could affect future financial results. We do not use hedging techniques to mitigate such currency risks. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations and financial condition.

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QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	$ 2.1	$ 2.7	$ 2.4	$ 2.2	$ 2.1	$ 2.7	$ 1.8	$ 1.7
Loss from continuing operations	$ (1.7)	(2.5)	(3.2)	(3.6)	(2.4)	(4.7)	(3.5)	(6.0)
Loss from discontinued operations	–	–	–	–	–	(0.3)	–	–
Gain from disposal of discontinued operations	–	–	–	–	–	0.4	–	–
Net loss for period	$ (1.7)	$ (2.5)	$ (3.2)	$ (3.6)	$ (2.4)	$ (4.6)	$ (3.5)	$ (6.0)

Loss per share from continuing operations Basic and diluted	$ (0.34)	$ (0.56)	$ (0.65)	$ (0.71)	$ (0.49)	$ (0.96)	$(0.73)	$(1.34)
Loss per share from discontinued operations Basic and diluted	–	–	–	–	–	$ (0.08)	–	–
Gain per share from disposal of discontinued operations Basic and diluted	–	–	–	–	–	$ 0.08	–	–
Net loss per share Basic and diluted	$ (0.34)	$ (0.56)	$ (0.65)	$ (0.71)	$ (0.49)	$ (0.96)	$ (0.73)	$ (1.34)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and since Q2/2006, revenue also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

For the eight quarters outlined above, the R&D expenditures, excluding the allocation of stock based compensation, are Q2/2006 - $2.60 million, Q3/2006- $1.86 million, Q4/2006 - $2.44 million, Q1/2007 - $1.10 million, Q2/2007 - $0.61 million, Q3/2007 - $0.79 million, Q4/2007 - $0.62 million and Q1/2008 - $0.70 million

Included in the loss are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows Q2/2006 - $1.04 million, Q3/2006 - $0.30 million, Q4/2006- $0.16 million, Q1/2007 - $0.11 million, Q2/2007 - $0.82 million, Q3/2007 – $0.01 million, Q4/2007 - $0.02 million and Q1/2008 - $0.03 million,  The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

The increase in loss from continuing operations from Q1/2007 to Q2/2007 primarily results from increased stock option compensation expense

Also included in the operating results are write-downs and reversals of write-downs attributable the net realizable value of inventory as follows:  Q4/2006 $0.35 million write-down, Q1/2007 $0.14 million write-down, Q2/2007 $0.33 million write-down, Q3/2007 $0.49 million write-down, Q4/2007 $0.86 million reversal of write-down, and Q1/08 $0.19 million write-down.  Also included in the operating results are provisions and reversals of provisions for losses attributable to future inventory purchase commitments as follows: Q3/2007 $0.44 million provision, Q4/2007 $0.05 million reversal of provision, and Q1/2008 $0.27 million reversal of provision.

In Q4/2007 we recognized an impairment charge for goodwill, intellectual property and capital assets of $0.76 million and a reversal of a tax liability provision of $0.50 million.

In addition, there were foreign exchange gains and losses as follows:  Q2/2006 $1.04 million loss, Q3/2006 $0.02 million gain, Q4/2006 $0.69 million gain, Q1/2007 $0.09 million loss, Q2/2007 $0.80 million loss, Q3/2007- $0.42 million loss, Q4/2007- $0.04 million gain, and Q1/2008- $0.25 million gain.

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CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

The unaudited interim consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2007, except for the accounting policy changes effective on January 1, 2008 as follows.

Effective on January 1, 2008, we adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the Company has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Disclosure requirements pertaining to Section 1535 are contained in note 7 of the March 31, 2008 unaudited interim consolidated financial statements.

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  This accounting standard was applied retrospectively; however, there were no material impacts on prior period financial statements requiring restatement by adopting the new standard. The additional disclosure requirements are contained in note 4 of the March 31, 2008 unaudited interim consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the Company manages these risks. Disclosure requirements pertaining to Section 3862 are contained in note 8 of the March 31, 2008 unaudited interim consolidated financial statements.

Adoption of Section 3863 had no impact on the Company’s financial instrument related presentation disclosure.

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2007 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. License fees are deferred and amortized over the life of the relevant agreements.

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Inventories  Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off or reversed to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, changes to provisions for obsolescence and valuation may be necessary. In the quarter ended March 31, 2008, we recognized $0.19 million (March 31, 2007 - $nil) of inventory write-downs.

In addition, in the quarter ended March 31, 2008, $0.27 million (March 31, 2007 -$nil) was reversed from cost of sales as a result of a change in provision related to future purchase commitments for inventory.

Accrued liabilities  We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of May 13, 2008 was 4,801,491 and has not changed from March 31, 2008.

On June 29, 2007, our new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”), was implemented.  The New Plan was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007.  The New Plan replaces our Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan.  The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate.  Under the New Plan, the number of common shares which may be made subject to option at any time is up to 10% of the Company’s outstanding shares at such time.  Concurrently with the implementation of the New Plan, a number of options under the Old Plan with exercise prices of more than $8.00 were replaced with a lesser number of options under the New Plan, such new options each having an exercise price of $8.00 and an expiry date of March 31, 2012.  Options under the Old Plan having exercise prices of $8.00 or less remain in effect under the New Plan unamended.

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The number of options outstanding under our New Plan as of May 14, 2008 was 353,576 and has decreased by 920 since March 31, 2008 due to the expiry of 920 options.  These options entitle the holders to purchase a total of 353,576 common shares at varying prices and have varying expiry dates.

In addition, at May 14, 2008, we had 259,083 warrants outstanding of which entitled the holders to purchase up to 259,091 common shares at a price of US$16.48 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.

Also, we may be required to issue to the University of British Columbia (“UBC”) 3,125 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.

Since 1998, we have had a Shareholder Rights Plan in place pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.   On April 22, 2008 our Board of Directors amended and restated the Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors. Shareholders will be asked to approve the amended and restated Plan at the next Annual General & Special Meeting.

Finally, we may be required to issue additional common shares pursuant to our acquisition of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.).  Future consideration payable by us for the acquisition will consist of milestone payments, licensing revenue and/or royalties.  Potential milestone payments may reach up to US$50 million based upon the successful completion of key clinical development steps ranging from receiving approval for an Investigational New Drug application through to successful product launches, for the compounds identified as the VPAC2 Analog for diabetes or for the VPAC2 Analog for inflammatory lung disease. Our Chief Scientific Officer, Dr. John Nestor, was the majority shareholder of TheraPei (87%) and as such, will receive approximately 87% of the acquisition consideration.  All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, we will pay cash in lieu of the issuance of shares. We may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

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FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws.  All such statements and information are made and given pursuant to the “safe harbor” provisions of applicable securities legislation.   Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements and information can be identified by the use of forward-looking terminology, such as “strategy”, “vision”, “to develop”, “targeting”, “intended”, “pursue”, “continuing”, “focusing”, “potential”, “will be”, “goal”, “forecasting”, “fourth quarter of 2008”,  “opportunities”, “forward”, “believe”, “anticipated”, “objective”, “seeking”, “expecting”, “expects”, “planned”,  “working on”, “ongoing”, “potential”, “revenue outlook”, “next”,  “projected” and similar expressions or variations thereon, by reference to future dates or events, or by referencing that events or conditions “will,” “may,” “could” or “should” occur.  Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  We will need to obtain additional financing.  As stated above, we believe our existing capital resources are adequate to fund operations into the fourth quarter of fiscal 2008.  We are continuing to review operations with a goal of further extending our working capital, to provide additional time in which to achieve further financing, and a detailed examination of ongoing funding requirements for our nutraceutical and pharmaceutical operations is underway.  The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all. The failure to obtain additional financing on a timely basis (i) may result in our having to reduce or delay, or further reduce or delay, one or more of our planned research, development and marketing programs and to reduce related overhead, any of which could impair our current and future value, and (ii) may have a material adverse effect on our ability to continue.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in our projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

•

Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2008 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing Reducol™ and other phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

15

•

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

•

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products

•

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

•

unacceptability of the products in the market place

•

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products or  commercialization obstacles imposed by patents held by third parties

•

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us

•

the risk of obsolescence of our technology

•

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

•

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in later clinical trials.

•

Competition  We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  In the nutraceutical area, we face competition from a number of parties, including Cognis, Raisio and Unilever. In the pharmaceutical area, we face intense competition from major pharmaceutical companies, among others. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Strategic Relationships and Supply Sources  We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers. The breakdown of these relationships may negatively affect our future revenues and business.  One of the key strategic relationships we are currently seeking is an out-licensing opportunity for FM-VP4 based on its clinically significant results, dose responsiveness, and excellent safety profile.  There is no guarantee that such a relationship will be achieved, or that significant revenue will be generated should such a relationship be achieved.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.  There can be no assurance that our forecasted sales for the current fiscal year will be achieved.  See “Revenue Outlook” above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.  See also Note 8 to our unaudited financial statements for the three month period ended March 31, 2008.

•

The Company has a History of Losses   For the quarter ended March 31, 2008 we reported a net loss of $1.66 million. The Company has not, since inception, reported year-end earnings.  We anticipate that we will continue to incur significant losses during fiscal 2008 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to expand our sales of Reducol™ and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

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•

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

•

Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange and the Nasdaq Capital Market.  We do not currently meet Nasdaq’s Minimum US$1.00 Bid Price Requirement for continued inclusion on the Nasdaq Capital market and have until May 27, 2008, or in certain circumstances, June 12, 2008 to demonstrate compliance. (See “2008 Significant Events and Outlook) If we do not regain compliance within the time required by the Panel’s decision, our shares will be de-listed from Nasdaq, which would have a negative effect on the liquidity of our shares, a negative effect on our ability to raise further financing, and potentially a negative effect on the ability of certain shareholders to trade in our shares.   Even if we meet the Minimum Bid Price Requirement, there is no assurance that we will continue to meet all other minimum listing requirements of either the Nasdaq Capital Market or the Toronto Stock Exchange.  De-listing of our shares from any securities exchange could have a negative effect on the liquidity of our shares, a negative effect on our ability to raise further financing, and potentially a negative effect on the ability of certain shareholders to trade in our shares.

•

Anti-Takeover Provisions  We have adopted a Shareholder Rights Plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

•

Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

•

Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

•

Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them.  If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

•

Adherence to Time Frames  We set goals and make public statements regarding our expected timing of meeting our objectives, such as the identification of lead compounds. The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein.  There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation, other than as required by law, to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

May 13, 2008

Form 52-109F2 Certification of Interim Filings

I, Charles Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 13, 2008

__”Charles Butt”_________

Charles A. Butt

President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending March 31, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 13, 2008

____”David Goold”______

David Goold

Chief Financial Officer